UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                -----------------

                                  SCHEDULE 13D

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)
                               (Amendment No. 18)*

                                 NCT Group, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    62888Q109
                                 (CUSIP Number)

                                 Carole Salkind
               c/o Sills, Cummis, Radin, Tischman, Epstein & Gross
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                 (201) 643-7000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 27, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rules 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP No.  62888Q109

1.     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Carole Salkind
-----------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)      /  /
                                                          (b)      /  /
------------------------------------------------------------------------
3.     SEC USE ONLY
------------------------------------------------------------------------
4.     SOURCE OF FUNDS*
       PF
------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                       /  /
------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       United States of America
------------------------------------------------------------------------
NUMBER OF           7.     SOLE VOTING POWER
SHARES                           144,539,537 (a) (b) (c) (d) (e) (f) (g)
BENEFICIALLY        8.     SHARED VOTING POWER
OWNED BY                         -0-
EACH                9.     SOLE DISPOSITIVE POWER
REPORTING                        144,539,537 (a) (b) (c) (d) (e) (f) (g)
PERSON WITH         10.      SHARED DISPOSITIVE POWER
                                 -0-
------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,544,537 (a) (b) (c) (d) (e) (f) (g) (h)
------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                      /  /
------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       26.7%
------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON*
       IN
------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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Footnotes

(a) Assumes the conversion in full of a NCT Group, Inc. ("NCT" or the "Issuer") secured convertible note in the principal amount of $1,000,000 (the "First Note") held by the Reporting Person along with accrued interest. The First Note is convertible into NCT common stock at any time from issuance (March 27, 2000) until maturity at a conversion price equal to the lesser of (i) $0.172, the lowest closing bid price for the common stock on the NASD OTC Bulletin Board during September 1999, (ii) the average of the closing bid prices for such common stock on the OTC Bulletin Board for the five consecutive trading days ending one trading day prior to the date a conversion notice is sent to the Issuer, or (iii) $0.17, but in no event may such conversion price be less than $0.12 per share. The First Note bears interest at the prime rate. The above calculations are based on an assumption that a conversion notice was delivered on February 27, 2002. The average of the closing bid prices for the common stock of the Issuer for the five consecutive trading days ending on February 26, 2002 was $0.0824. Therefore, the conversion was assumed to be at $0.12 as provided above. Interest was calculated at an assumed rate of 7.5% per annum from issuance through February 27, 2002. To date, the Reporting Person has not converted any of the First Note.

(b) Assumes the conversion in full of a NCT secured note in the principal amount of $2,535,468.80 (the "Second Note") as issued to the Reporting Person on September 28, 2001 along with accrued interest. On September 28, 2001, the Issuer and the Reporting Person agreed to roll over a secured convertible note dated May 14, 2001 in the principal amount of $1,361,615, the default amount (10% of the principal balance in default or $136,161), plus interest and default interest accrued thereunder, into the Second Note. The Second Note matures on September 28, 2002 and bears interest at the prime rate plus 2%. The Second Note is convertible into fully paid and non-assessable shares of NCT common stock and may be exchanged for fully paid and non-assessable shares of common stock of NCT's subsidiaries (i) Artera Group International Limited ("Artera"), (ii) Distributed Media Corporation International Limited ("DMCI") or (iii) Pro Tech Communications, Inc. ("Pro Tech") at the conversion price or exchange price, as the case may be, at any time from issuance to maturity. The conversion price for the conversion of the Second Note into NCT common stock is $0.093 per share. The exchange price for exchange of the Second Note for shares of Pro Tech common stock is $0.14 per share. The exchange price for the exchange of the Second Note for Artera and DMCI common shares is the Artera and DMCI initial public offering prices (if any), respectively. The above calculations are based upon an assumption that a conversion notice was delivered to NCT on February 27, 2002. The conversion was assumed to be at $0.093. Interest was calculated at an assumed rate of 7.0% from the issuance date through February 27, 2002. To date, the Reporting Person has not converted or exchanged any of the Second Note.

(c) Assumes the conversion in full of a secured note of the Issuer in the principal amount of $2,014,269.55 (the "Third Note") issued to the Reporting Person on December 20, 2001. The Third Note includes $1.0 million new funding from the Reporting Person and the rollover of two secured convertible notes dated August 25, 1999 and September 9, 1999, in principal amounts of $500,000 and $250,000, respectively, the default amount aggregating $75,000, plus interest and default interest accrued thereunder. The Third Note matures on December 20, 2002 and bears interest at 8% per annum. The Third Note is convertible into fully paid and non-assessable shares of NCT common stock and may be exchanged for fully paid and non-assessable shares of common stock of NCT's subsidiaries (i) Artera, (ii) DMCI or (iii) Pro Tech at the conversion price or exchange price, as the case may be, at any time from issuance to maturity. The


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

conversion price for the conversion of the Third Note into NCT's common stock is $0.071 per share. The exchange price for exchange of the Third Note for shares of Pro Tech common stock is $0.06 per share. The exchange price for the exchange of the Third Note for Artera and DMCI common shares is the Artera and DMCI initial public offering prices (if any), respectively. The above calculations are based on an assumption that a conversion notice was delivered to NCT on February 27, 2002. The conversion was assumed to be at $0.071. Interest was calculated at 8% per annum from issuance until February 27, 2002. To date, the Reporting Person has not converted or exchanged any of the Third Note.

(d) Assumes the conversion in full of a secured note of the Issuer in the principal amount of $2,231,265.04 (the "Fourth Note") held by the Reporting Person along with accrued interest. On January 11, 2002, NCT and the Reporting Person agreed to roll over a NCT secured convertible note dated August 22, 2001, which was due on December 22, 2001, in the principal amount of $1,673,393.07 plus interest and default interest accrued thereunder into the Fourth Note. In conjunction with the Fourth Note, on or about January 25, 2002, NCT finalized negotiations of ancillary agreements with the Reporting Person including a warrant to acquire shares of NCT common stock (see footnote (g) below) and an option to acquire a 10% equity interest in NCT's subsidiary, Artera Group, Inc., for an exercise price calculated as set forth in the option agreement. The Fourth Note matures on January 11, 2003 and bears interest at 8% per annum payable at maturity. The Fourth Note is convertible into fully paid and non-assessable shares of NCT common stock and may be exchanged for fully paid and non-assessable shares of common stock of (i) Artera, (ii) DMCI or (iii) Pro Tech at the conversion price or exchange price, as the case may be, at any time from issuance to maturity. The conversion price for the conversion of the Fourth
Note into NCT's common stock is equal to $0.079 per share. The exchange price for exchange of the Fourth Note for shares of Pro Tech common stock is $0.06 per share. The exchange price for the exchange of the Fourth Note for Artera and DMCI common shares is the Artera and DMCI initial public offering prices (if any), respectively. The above calculations are based on an assumption that a conversion notice was delivered to the Issuer on February 27, 2002. The conversion was assumed to be at $0.079. Interest was calculated at 8% per annum from issuance through February 27, 2002. To date, the Reporting Person has not converted or exchanged any of the Fourth Note.

(e) Assumes the conversion in full of a secured note of the Issuer in the principal amount of $650,000 (the "Fifth Note") held by the Reporting Person. On January 25, 2002, the Reporting Person paid NCT $650,000 and NCT issued a secured convertible note in the principal amount of $650,000. The Fifth Note matures on January 25, 2003 and bears interest at 8% per annum payable at maturity. The Fifth Note is convertible into fully paid and non-assessable shares of NCT common stock and may be exchanged for fully paid and non-assessable shares of common stock of (i) Artera, (ii) DMCI or (iii) Pro Tech at the conversion price or exchange price, as the case may be, at any time from issuance to maturity. The conversion price for the conversion of the Fifth Note into NCT's common stock is $0.09 per share. The exchange price for exchange of the Fifth Note for shares of Pro Tech common stock is $0.06 per share. The exchange price for the exchange of the Fifth Note for Artera and DMCI common shares is the Artera and DMCI initial public offering prices (if any), respectively. The above calculations are based on an assumption that a conversion notice was delivered to the Issuer on February 27, 2002. The conversion was assumed to be at $0.09. Interest was calculated for this Fifth Note from issuance to February 27, 2002. To date, the Reporting Person has not converted or exchanged any of the Fifth Note.


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

(f) Further assumes the conversion in full of a secured convertible note of the Issuer in the principal amount of $827,412.26 (the "Sixth Note") held by the Reporting Person. On January 25, 2002, the Reporting Person paid $250,000, for the benefit of NCT, into an escrow account and NCT issued a secured convertible note in the principal amount of $250,000. The escrow account was a part of another transaction in which NCT engaged with an unrelated third party. The note matured on February 8, 2002. That note for $250,000 was satisfied as to the principal amount due by the release of $250,000 from escrow to the Reporting Person. A new note for the default amount and accrued interest (less interest credited on the escrow account) due on the $250,000 note along with $800,000 loaned by the Reporting Person was issued by NCT to the Reporting Person as the Sixth Note. The Sixth Note bears interest at 8% per annum payable at maturity. The Sixth Note is convertible into fully paid and non-assessable shares of NCT common stock and may be exchanged for fully paid and non-assessable shares of common stock of (i) Artera, (ii) DMCI or (iii) Pro Tech at the conversion price or exchange price, as the case may be, at any time from issuance to maturity. The conversion price for the conversion of the Sixth Note into NCT's common stock is $0.079 per share. The exchange price for exchange of the Sixth Note for shares of Pro Tech common stock is $0.06 per share. The exchange price for the exchange of the Sixth Note for Artera and DMCI common shares is the Artera and DMCI initial public offering prices (if any), respectively. The above calculations are based on an assumption that a conversion notice was delivered to the Issuer on February 27, 2002 and an assumption that the conversion price was $0.079. No interest was calculated for the Sixth Note. To date, the Reporting Person has not converted or exchanged any of the Sixth Note.

(g) Assumes the exercise in full of the following warrants granted to the Reporting Person:

     Grant Date     Expiration Date       Exercise Price       Shares Granted
      2/13/01           2/13/06             $0.071               7,042,254
      5/14/01           5/14/06             $0.071                 500,000
      8/22/01           8/22/06             $0.071                 625,000
      9/28/01           9/28/06             $0.071               1,000,000
     12/20/01          12/20/06             $0.071               1,250,000
      1/11/02           1/11/07             $0.079               2,789,082
      1/25/02           1/25/07             $0.090                 812,500
      1/25/02           1/25/07             $0.090                 312,500
      2/27/02           2/27/07             $0.079               1,034,266

The warrant issued on February 13, 2001 grants the Reporting Person the right to purchase $500,000 worth of either NCT's common stock at $0.071 per share (after amending such warrant exercise price from $0.21 per share effective December 20,
2001) or the common stock of Pro Tech at $0.06 per share (after amending such warrant exercise price from $0.44 per share effective December 20, 2001). The warrant issued on May 14, 2001 grants the Reporting Person the right to purchase 500,000 shares of NCT's common stock at $0.071 per share (after amending such warrant exercise price from $0.13 per share effective December 20, 2001). The warrant issued on August 22, 2001 grants the Reporting Person the right to purchase 625,000 shares of NCT's common stock at $0.071 per share (after amending such warrant exercise price from $0.093 per share effective December 20, 2001). The warrant issued on September 28, 2001 grants the Reporting Person the right to purchase 1,000,000 shares of NCT's common stock at $0.071 per share (after amending such warrant exercise price from $0.115 per share effective December 20, 2001). The warrant issued on December 20, 2001 grants the Reporting Person the right to purchase 1,250,000 shares of NCT's common stock at $0.071 per share. The warrant

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

issued on January 11, 2002 grants the Reporting Person the right to purchase 2,789,082 shares of NCT's common stock at $0.079 per share. The warrants issued on January 25, 2002 grant the Reporting Person the right to purchase an aggregate of 1,125,000 shares of NCT's common stock at $0.09 per share. The warrant issued on February 27, 2002 grants the Reporting Person the right to acquire 1,034,266 shares of NCT's common stock at $0.079 per share. The above calculations are based upon an assumption that warrant exercise notices were delivered by the Reporting Person on February 27, 2002 exercising such warrants into shares of NCT's common stock.

(h) The Reporting Person disclaims beneficial ownership as to 5,000 shares held by her separated spouse. The stock certificate for such shares is in the possession of the Issuer. As of the date of this filing, the value of these shares is less than $500.

Item 1. Security and Issuer.

        This statement relates to the common stock, par value $0.01 per share, of the following issuer:

        NCT Group, Inc.
        20 Ketchum Street
        Westport, CT 06880.

        NCT is a Delaware corporation.

Item 2. Identity and Background.

        (a)  Name of person filing this statement:

             The name of the person filing this report is Carole Salkind (the "Reporting Person").

        (b)  Business address:

             c/o Sills, Cummis, Radin, Tischman, Epstein & Gross
             One Riverfront Plaza
             Newark, New Jersey  07102.

        (c)  Present principal occupation:

             Secretary to Clive Cummis, a partner in the firm named in (b) above which is engaged in the private practice of law at the address set forth in (b) above. Such law firm is unaffiliated with NCT and has not performed legal services for NCT during the past twelve months.

        (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Reporting Person was or is subject to a judgement, decree or


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

             final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

        (f)  Citizenship:

             United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

        The Reporting Person purchased or acquired: (1) the notes convertible into NCT's common stock described in footnotes (a), (b), (c), (d), (e) and (f) above in private placements under Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"); (2) the warrants described in footnote (g) above in private placements under Section 4(2) of the Securities Act; (3) 4,303,425 shares of NCT's common stock upon conversion of a convertible note in a private placement under Section 4(2) of the Securities Act; (4) 863,250 shares of NCT's common stock in three private transactions with NCT under Section 4(2) of the Securities Act, each placed through the OTC Bulletin Board; (5) 9,542,143 shares of NCT's common stock in three private transactions with NCT under Section 4(2) of the Securities Act and in transactions placed through the NASDAQ National Market System; (6) 1,000,000 shares of NCT's common stock acquired in a private placement with NCT under Regulation D under the Securities Act; and (7) 790,000 shares of NCT's common stock purchased in eight open market transactions placed through the OTC Bulletin Board on December 26, 27 and 28, 2001 at an aggrgate price of $61,462.25, reflecting an average per share price of $0.0778. In each of these transactions, excluding the grant of warrants and the rollover of convertible notes in default, Carole Salkind paid cash from personal funds.

Item 4. Purpose of Transaction.

        As noted in the Schedule 13D, Amendment No. 15, filed on December 21, 2001, the Reporting Person had determined to acquire up to 5,000,000 additional shares of common stock in open market purchases from time to time. To date, Carole Salkind has acquired 790,000 of the 5,000,000 shares of NCT common stock she has determined to acquire.

Item 5. Interest in Securities of the Issuer.

        (a) As of the date hereof, the Reporting Person beneficially owns 144,544,537 shares of the Issuer's common stock (the "Beneficially Owned Shares") consisting of (i) 16,498,818 shares of the Issuer's common stock; (ii) secured convertible notes of the Issuer whose aggregate outstanding principal amount as of the date hereof is convertible, currently or within 60 days of the date hereof, into 109,906,089 shares of the Issuer's common stock; (iii) secured convertible notes of the Issuer whose aggregate outstanding interest accrued through the date hereof is convertible, currently or within 60 days of the date hereof, into 2,769,028 shares of the Issuer's common stock; (iv) warrants of the Issuer exercisable, currently or within 60 days of the date hereof, for an aggregate of 15,365,602 shares of the Issuer's common stock; and (v) 5,000 shares of Issuer's common stock held by the Reporting Person's separated spouse (see footnote (h) above). The 144,544,537 Beneficially Owned Shares constitute 26.7% of 541,206,706


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             beneficially outstanding shares, representing the sum of (x)
             412,375,987 (the number of shares of common stock of the Issuer issued and outstanding as of September 30, 2001, as reported by the Issuer in its Form 10-Q for the quarter ending on such date); (y) 790,000 (the number of shares of the Issuer's common stock acquired by the Reporting Person since September 30, 2001, which number is included within the 16,498,818 shares referred to above in Item 5(a)(i)); and (z) the number of shares of the Issuer's common stock indicated above in Items 5(a)(ii), 5(a)(iii) and 5(a)(iv).

        (b) The Reporting Person has sole voting and disposition power of all of such shares. See footnotes (a) through (g) above.

        (c) On January 25, 2002, the Reporting Person funded $250,000 into an escrow account on behalf of NCT. As described in footnote (f), the principal owed under that note was repaid, and all other amounts owed under that note were (along with $800,000 of new funding provided by the Reporting Person to NCT) rolled into a new note for $827,412.26 issued by NCT to the Reporting Person on February 27, 2002.

        (d)  Not applicable.

        (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer.

        None.

Item 7. Material to Be Filed as Exhibits.

        None.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 27, 2002


                               /S/ Carole Salkind
                              -------------------------------------------
                              Name: Carole Salkind


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